India Globalization Capital, Inc.
4336 Montgomery Avenue
Bethesda, Maryland 20814
Phone: 301-983-0998
Fax: 240-465-0273

March 10, 2014

VIA EDGAR

Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549
Attn:  Ms. Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and Mining

Re:	India Globalization Capital, Inc.
Form 10-K for the Fiscal Year Ended
March 31, 2013
Filed July 16, 2013
Form 8-K Filed July 1, 2013
File No. 001-32830

Dear Ms. Jenkins:

This is our response to the SEC Staff’s comments in your letter of January 28, 2014 to India Globalization Capital, Inc. (“IGC”) regarding the above-referenced filings.

Please note that the Company has spoken with Mr. John Coleman, the Mining Engineer, to clarify the issues raised in your comments one through eleven.

If the proposed revisions to the Form 10-K set forth in this letter and attached proposed amended Form 10-K for the Fiscal Year Ended March 31, 2013 are acceptable to you, we will file the required Form 10-K/A as soon as possible.

For your convenience, we have included each of the Staff’s comments in italics before each of IGC’s responses.  References in this letter to “we,” “our” or “us” mean IGC or our advisors, as the context may dictate.

Form 10-K for the Fiscal Year Ended March 31, 2013
General

1.
We note your disclosure of estimated values associated with mineral reserves.  For instance on page 4 you state that four properties have an estimated $500 million of iron ore reserves calculated at a price of $125 per metric ton.  Please note that estimated values of reserves should only be included in your filing if supported by a final bankable feasibility study using the historical three-year average commodity price.

IGC response: We agree. We will no longer use words that are defined in Industry Guide 7.  We have scanned the Form 10-K for “estimated reserves” and “reserves”.  These occur in two places that are relevant to the Staff’s comment:

•	Page 4 of Form 10-K: The reference will be deleted as shown in the attached proposed amended Form 10-K.

•	Page 7 of Form 10-K: The reference will be deleted as shown in the attached proposed amended Form 10-K.

2.
Please forward to our engineer as supplemental information and not as part of your filing, your information that establishes the legal, technical, and economic feasibility of your materials designated as reserves, as required by paragraph (c) of Industry Guide 7.  The information requested includes, but is not limited to:

•	Property and geologic maps
•	Description of your sampling and assaying procedures
•	Drill-hole maps showing drill intercepts
•	Representative geologic cross-sections and drill logs
•	Description and examples of your cut-off calculation procedures
•	Cutoff grades used for each category of your reserves and resources
•	Justifications for the drill hole spacing used to classify and segregate proven and probable reserves
•	A detailed description of your procedures for estimating reserves
•	Copies of any pertinent engineering or geological reports, and executive summaries of feasibility studies or mine plans which including the cash flow analyses
•	A detailed permitting and government approval schedule for the project, particularly identifying the primary environmental or construction approval(s) and your current location on that schedule.

Please provide this information on a CD, formatted as Adobe PDF files.  Please also provide the name and phone number for a technical person whom our engineer may call if he has technical questions about your reserves.  You may ask to have this information returned by making a written request at the time it is furnished, as provided in Rule 12b-4 of Regulation 12B.  If you have questions concerning the above request, please contact John Coleman, Mining Engineer at (202) 551-3610.

IGC response: We currently do not have a U.S. based study.  We have spoken with Mr. Coleman and have agreed that references to reserves will be removed from our filings until the studies have been completed.  We note that there are only two places where we refer to “reserves” and the references are on Page 4 and Page 7.  We agree to remove both references.

3.
Please be advised that if your company does not have a mineral reserve you must be in the exploration stage pursuant to the definitions in paragraph (4) of Industry Guide 7. As such, your filing should be substantially revised to remove terms such as production, development, and ore so that readers understand that you are an exploration stage company without a mineral reserve.

IGC response: We agree. We have scanned the document for key words and revised the document as shown in the attached proposed amendment to Form 10-K:

•	Production”: We will replace this word with “beneficiation.”

•	“Development”: We believe that there are no uses in Form 10-K that fall within the meaning or spirit of Industry Guide 7.

•	“Ore”: We use the expression “iron ore” and not the word “ore” by itself to describe what we do. We propose to make the changes shown in the attachment.

•	“Property/Properties”: We propose the changes tracked on Page 4.

•	“Mining activities” and “mines”: We propose the changes tracked on the attachment and explicitly state that we have no reserves.

•	“Reserves”: We propose the changes on pages 4 and 7.

Item 2. Properties page 11

4.	Please insert a small-scale map showing the location and access to each property, as suggested in paragraph (b)(2) of Industry Guide 7.

IGC response: As we do not identify material properties we are not including any small-scale maps.

5.
Please disclose the information regarding your land and mineral rights for each of your material properties pursuant to paragraph (b)(2) of Industry Guide 7.  If you have identified properties in your filing that are not material, include a statement to that effect in your disclosure and clarify your intentions.  For each material property include the following information:

•	The nature of your ownership or interest in the property.
•	A description of all interests in your properties, including the terms of all underlying agreements and royalties.
•
An outline of the process by which mineral rights are acquired at the location including details concerning the basis of entitlement and duration of your mineral rights, surface rights, mining claims or concessions.

•	An indication of the type of rights or claims such as placer or lode, exploration or exploitation, State or Federal, patented or unpatented, lease or concession.
•
Please include certain identifying information, such as the property names, claim numbers, grant numbers, mining concession name or number, and dates of recording and expiration such that your claims may be distinguished from other claims that may exist in the area or your properties. If necessary, include this information as an exhibit to your filing.

•	The conditions that must be met to retain your rights, claims or leases, including the quantification and timing of all necessary payments.
•	The area of your claims, either in hectares or in acres.

IGC response: We do not disclose any material properties.

6.
Please disclose the information required under paragraph (b) of Industry Guide 7 for all material properties listed under this heading.  For any properties identified that are not material, please include a statement to that effect, clarifying your intentions.  For each material property include the following information:

•	The location and means of access to your property, including the modes of transportation utilized to and from the property.
•	A brief description of the rock formations and mineralization of existing or potential economic significance on the property.
•	A description of any work completed on the property and its present condition.
•	The details as to modernization and physical condition of the plant and equipment, including subsurface improvements and equipment.
•	A description of equipment, infrastructure, and other facilities.
•	The current state of exploration of the property.
•	The total costs incurred to date and all planned future costs.
•	The source of power and water that can be utilized at the property.

If applicable, provide a clear statement that the property is without known reserves and the proposed program is exploratory in nature.

IGC response: We do not disclose any material properties.

7.	Please expand your disclosure concerning the exploration plans for the properties as required by paragraph (b)(4)(i) of Industry Guide 7. The exploration plan should address the following points:

•	Disclose a brief geological justification for each of the exploration projects written in non-technical language.
•
Give a breakdown of the exploration timetable and budget, including estimated amounts that will be required for each exploration activity, such as geophysics, geochemistry, surface sampling, drilling, etc. for each prospect.

•	If there is a phased program planned, briefly outline all phases.
•	If there are no current detailed plans to conduct exploration on the property, disclose this prominently.
•	Disclose how the exploration program will be funded.
•	Identify who will be conducting any proposed exploration work and disclose their qualifications.

IGC response: We do not disclose any properties.

8.
In an appropriate section of your filing, provide a brief description of the QA/QC protocols including sample preparation, controls, custody, assay precision and accuracy as it relates to your exploration plans. This would apply to exploration and operational analytical procedures. In your response please indicate the location of this disclosure.

IGC response: We currently have no exploration plans. We agree to disclose this information when we have exploration plans.

9.
Please provide an overview of the exploration and mining permit requirements for companies operating in the countries in which you have projects.  Include in you overview the permits required to explore or mine, any fees or bonding requirements necessary to explore or mine, the Government agencies responsible for any applicable permits, and a discussion pertaining to the time frame to obtain any permits or approvals to explore or mine.  In your response clearly describe the permits that have been issued to your company.

IGC response: We have no plans for exploration. We agree to disclose this information when we have plans for exploration.

10.
For each of your mines and processing facilities please disclose your annual production, including the tons and grade of the materials, and the capacity and utilization of your facilities pursuant to the Instructions of Item 102 of Regulation S-K.

IGC response:  We have no mines or mine processing facilities. We have beneficiation plants that were not operating in FYE 2013. The MD&A on Page 18 states “The revenue reported for 2013 and 2012 is from trading of ore in India and China.” We make no reference to production or processing. We believe that this disclosure does not apply. However, we agree that in the future we will disclose this information once the beneficiation plants are operational.

11.	Please summarize the capital expenditures for your projects including the type and amount of the expenditure.

IGC response: We have no planned capital expenditure related to exploration, development or production.

Item 7.     Management's Discussion and Analysis of Financial Condition and Results of Operations, page 13
Critical Accounting Policies and Estimates, page 16

12.
We note your policy for revenue recognition from construction/project related activity and contracts for supply/commissioning of complex plant and equipment. We also note on page F-13 you have Build-Operate-Transfer (BOT) Contracts.  We note that there is an extended time period before you collect on some of these revenues.  Tell us and revise to provide the following:

•
A sufficiently detailed explanation of how you recognize revenue on these contracts, how you account for billings and costs and where these accounts are presented on the balance sheet.  Provide the age of this long-term receivable and the effect that customer verification and approval have on collection and revenue recognition.

IGC response: The reference to Long Term receivables on page F-13 is from a BOT contract that was in Sricon. We no longer own a majority of Sricon and therefore there are no BOT contracts on our balance sheet. Further, we do not have any long-term receivables. We agree to remove the reference.

•
Please disclose the amount of your long-term accounts receivable discussed on page F-13 for the periods presented and clarify which line item of your consolidated balance sheets includes these amounts.

IGC response: We have no long-term accounts receivables in FYE 2013. We propose to remove item l) Accounts –Long Term from future filings if there is none to report or disclose any related existing amounts as detailed as required above.

Result of Operations, page 18
Fiscal year ended March 31, 2013 compared to fiscal year ended March 31, 2012, page 18
Revenue, page 18

13.
We note your revenue has increased about 91.2% in fiscal 2013 from fiscal 2012.
Please revise to discuss the primary drivers that are responsible for the underlying increase of your revenue and discuss whether the overall increase is attributable to increases in prices or increases in the volume of trading of ore in India and China. Refer to Item 303(a)(3)(iii) of Regulation S-K.

IGC response: The increase in revenue in fiscal year ended March 31, 2013 is mainly due to an increase in the volume of trading of iron ore.

14.
We note you disclose that the revenue reported for fiscal 2013 and fiscal 2012 is from “trading of ore in India and China.”  However, we also note form page seven that your subsidiary, TBL, contributed 10% of your revenue in construction area for the year ended March 31, 2013.  Please clarify the inconsistent disclosures or revise your discussion of revenue to include revenue generated from your construction business.

IGC response: Total revenue was $8.03 million for the year ended March 31, 2013, as compared to $4.19 million for the year ended March 31, 2012, an increase of 91.2%.  For fiscal 2013, about $7.2 million is from trading of iron ore in India and China and about $.84 million is from construction work done in India. Please see the revision to our disclosure on the attached proposed amendment to Form 10-K for fiscal year ended March 31, 2013.

Cost of Revenue, page 18

15.
We note your revenue increased 91.2% but cost of revenue increased only about 34.8% in 2013 from 2012.  In addition, your cost of revenue as a percentage of revenue also decreased in fiscal 2013.  Please revise your disclosure to describe the cost components included in your cost of revenues for the periods reported and discuss any events that caused the material change in the relationship between costs and revenue. Refer to Item 303(a)(3)(ii) of Regulation S-K.

IGC response: The cost of revenue decreased in fiscal 2013 as a percentage of revenue. The decrease is primarily because the cost associated with the construction revenue realized as a result of a court order in fiscal 2013 was booked in a prior year. Therefore the cost of overall revenue as a percentage of overall revenue decreased for fiscal 2013 over that of fiscal 2012.

Please see the revision to our disclosure on the attached proposed amendment to Form 10-K for fiscal year ended March 31, 2013.

Balance sheet explanations, page 19

16.
We note from page F-2 that your accounts receivable, net of allowances has decreased about 35%, but your revenue has increased 81.2% in fiscal 2013 from 2012.  Please describe your accounts receivable and discuss the primary drivers that are responsible for the decrease in accounts receivable when you have material increase of revenue between years.

IGC response: Our accounts receivable for fiscal 2012 was about $1.64 million and for fiscal 2013 was about $1.06 million. In fiscal 2013 we collected $1.53 million out of the $1.64 million booked as accounts receivable in fiscal 2012. This decreased our accounts receivable to almost zero. However, as our revenue increased substantially from fiscal 2012 to fiscal 2013 our accounts receivable also increased.  The accounts receivable reported in fiscal 2013 is mostly from increased revenue in fiscal 2013.

Please see the revision to our disclosure on the attached proposed amendment to Form 10-K for fiscal year ended March 31, 2013.

Liquidity and Capital Resources, page 19

17.
If material, please disclose the balance of cash and cash equivalents held by foreign subsidiaries as of each period for which you present a balance sheet.  Disclose whether you intend to repatriate any portion of these balances held by foreign subsidiaries and if so, disclose that you would need to accrue and pay taxes if the foreign balances were repatriated. Please provide us with a draft of the disclosures you intend to provide in future filings.

IGC response: The balance of cash and cash equivalents held by of our foreign subsidiaries as of fiscal 2012 and 2013 are shown below.

Fiscal Year Ending	Total Cash held by foreign subsidiaries
31-Mar-12	$549,024
31-Mar-13	$1,034,643

We intend to repatriate cash from our Indian subsidiaries. As per the rules of India, we have to obtain the permission of the Reserve Bank of India to send money abroad. We are in the process of getting the permission. There are no taxes or legal charges to be paid in connection with the repatriation of cash balances. In the future, we may have to accrue and pay taxes in the United States, if foreign profits are repatriated.

In future filings we will include any balances held by our foreign subsidiaries, if material, per each period we are presenting the balance sheet. Please see the revision to our disclosure on the attached proposed amendment to Form 10-K for fiscal year ended March 31, 2013.

Item 8. Financial Statements and Supplementary Data, page 21
Report of Independent Registered Public Accounting Firm, page F-1

18.
You have only provided an audit report covering the financial statements as of and for the year ended March 31, 2013.  Please revise the Form 10-K to include an audit report covering the financial statements as of and for the year ended March 31, 2012. The requirement to provide two years of audited financial statements means you must provide an audit report or audit reports to cover both years. Exhibit 23.1 suggests the auditor of the 2012 financial statements was Yoganandh & Ram so please provide that reissued report. If another auditor audited the 2012 financial statements, please revise that report and revise Exhibit 23.1 accordingly.

IGC response: In future Form 10-K filings we will ensure we provide the necessary audit reports to cover the two years of audited financial statements. Please see the attached proposed amendment to Form 10-K for FYE March 31, 2013, which includes the required reissued audit report of Yoganandh & Ram included in Form 10-K for FYE March 31, 2012.

Consolidated Balance Sheets, page F-2

19.
We note you present a line item combining intangible assets and goodwill.  We also note you present the movement in goodwill and intangible asset on a combined basis in Note 11 on page F-19.  Please revise to present a separate line item for goodwill and a separate line for intangible assets.  Refer to ASC 350-20-45-1 for goodwill and ASC 350-30-50-1 through 50-2 for intangible assets.

IGC response: For the FY2012 we presented the goodwill and intangible assets as separate line items. In FY2013, we combined these and disclosed them as a single line item because the goodwill was zero. The details of these two individual items for both the years as requested are given below. Please see the attached proposed amendment to Form 10-K for FYE March 31, 2013, which presents a separate line item for goodwill and a separate line for intangible assets on the respective note. In future filings we will present them separately.

The tables below show the movement in Goodwill and Intangible Assets for each fiscal year ending March 31, 2012 and 2013.

FYE March 31, 2012

Particulars	Goodwill	Intangible Assets
Value as on March 31, 2011	$410,454	Nil
Effect of exchange rate for 2012	(87,833)
Goodwill of H&F Ironman	643,117
Intangible assets of H&F Ironman	Nil	$3,838,090
Value as on March 31, 2012	$965,738	$3,838,090

FYE March 31, 2013

Particulars	Goodwill	Intangible Assets	Total
Value as March 31, 2012	$965,738	$3,838,090	$4,803,828
Effect of exchange rate in FY 2013	(60,536)		$(60,536)
Impairment of TBL goodwill	(301,141)		$(301,141)
Adjustment from H&F Ironman acquisition	(604,061)	(3,245,816)	$(3,849,877)
Net as on March 31, 2013	Nil	$592,274	$592,274

20.
Please tell us and revise future filings to disclose the balances of the allowance for doubtful accounts as of March 31, 2012 and 2013. Please also provide these balances for your long-term receivables.

IGC response: We have not provided allowances for doubtful accounts as of March 31, 2012 or 2013 as there were no doubtful accounts on these dates. On both these dates there were no long-term receivables. We agree to disclose these items, if any, in future filings. However, we do not believe that we will have long-term receivables in the future and propose to remove the disclosure.

Consolidated Statements of Cash Flows, page F-6

21.
We note you present “Non-cash interest expense” as an adjustment to reconcile net income (loss) to net cash for $114,654 and $491,147 for the years ended March 31, 2013 and 2012, respectively.  We also note page F-19 the total interest expense to be $419,436 and $984,021 for years ended March 31, 2013 and 2012, respectively. Please reconcile these amounts with the amounts you present in your consolidated statements of cash flows and clarify your disclosures.

IGC response: Please see the reconciliation requested below as our proposed clarification to the disclosure as shown in our attached proposed amendment to our Form 10-K for fiscal year ended March 31, 2013:

The total interest expense in fiscal 2013 was $533,882. Of this, $501,300 was paid as non-cash and $32,582 was paid in cash. In fiscal 2013 there was a reversal of a provision made for interest payable in the amount of $114,446. Therefore the net interest booked in fiscal 2013 is $419,436. In fiscal 2012 the total interest expense was $984,021. Of this, $491,147 was booked as non-cash interest, $239,451 was paid in cash and in addition an amount of $253,424 was accrued as interest expense.

22.
Please tell us and revise future filings to disclose the amounts of the provision for uncollectible accounts separately in the reconciliation of net loss to cash used in operations. Please present these amounts separately for short-term and long-term receivables.

IGC response: For March 31, 2012 and 2013 we did not create a provision for uncollectible accounts. In future filings we will disclose the amounts of the provision for uncollectible accounts separately in the reconciliation of net loss to cash used in operations and present these amounts separately for short-term and long-term receivables.

Note 1 – Nature of Operations and Basis of Presentation, page F-7
c)  Our Securities, page F-9

23.	We note your disclosure that you retired a note in the amount of $2,232,617.79 on April 5, 2012 with 442,630 shares of newly issued common stock. Please address the following:

•	Explain where in the supplemental information for noncash financing activities in your consolidated statements of cash flows on page F-6 you disclose the retired note.

IGC response: We retired the note on March 24, 2012 as stipulated in the Note and Share Purchase Agreement, filed on Form 8-K on March 25, 2011. We used common stock to retire the Note. The Note was retired as of March 24, 2012 and we accounted for the retirement of the Note in fiscal 2012. Therefore the retired note is not part of the fiscal 2013 consolidated statements of cash flows.

•
Tell us how you accounted for the retirement of this note through issuance of your shares and how you determined the value exchanged.  In this regard, we note your disclosure on Form 8-K filed on April 6, 2012 that you issued 4,377,702 shares (before the 10:1 reverse split) and the closing value of your stock was $4 per share on April 5, 2012.  However, on page F-10 you state you issued 334,200 post-split shares of common stock valued at $501,300. Please reconcile the number of shares issued.

IGC response: As of March 23, 2012, the company had two loans with two different parties as follows: (1) a $2,120,000 loan with Steven M. Oliveira 1998 Charitable Remainder Unitrust (“Oliveira”) and (2) a $1,800,000 loan with Bricoleur Partners, L.P. (“Bricoleur”).

In Note 1 – Nature of Operations and Basis of Presentation, page F-7, the party involved in the retirement of the note in the amount of $2,232,627.79 on April 5, 2012 is Oliveira. The party that is disclosed on page F-10 as having been issued 334,200 post-split shares of common stock valued at $501,300 is Bricoleur.

The retirement of the Oliveira Note was accounted in fiscal 2012 and not in fiscal 2013. The determination of value exchanged was not based on the stock price on April 5, 2013.  The Note and Share Purchase Agreement stipulates that the value of shares delivered to retire the note be calculated as 95% of the volume-weighted average price (VWAP) per share over the five trading days prior to the payment due date.  We used 95% of the five day VWAP to determine the value exchanged and the number of shares due.

•
Tell us the status and the amount of the dispute with the lender in the exchange between the note and the issuance of share.  Also tell us how you considered ASC 450 in recording or disclosing the contingency for potential additional liability.

IGC response: The status of the dispute is as follows: Oliveira filed a suit on March 11, 2013 alleging that the Company had miscalculated the amount of shares due to him.  As explained before, the Company used the due date stipulated in the Note and Share Purchase Agreement, March 24, 2012 and retired the note on that date using a 95% of the previous five-day VWAP. However, Oliveira alleged that he had given the Company a Notice of Default on June 30, 2011, and that the date used in the calculation should be as of the alleged Notice of Default.  Further, Oliveira moved the court for a summary judgment. On August 29, 2013, the court ruled in favor of the Company specifically supporting the Company’s position that a Notice of Default was never given to the Company. Oliveira has asked to discuss a settlement with the Company. No settlement discussions have been held. The Company has no compelling reason to settle. The Company is considering a countersuit including seeking sanctions against Oliveira’s lawyer.

With regard to ASC 450: Oliveira asked for 5,000,000 shares to stop the harassment as a settlement. At the time the Company, its board and its attorney considered the potential claim and determined that there was no legal basis for issuing 5,000,000 shares and that his dispute was frivolous. However, using 95% of the five-day VWAP multiplied by the difference in the number of shares issued to him and 5,000,000 shares is valued at $292,584, which was around 6% of current assets for fiscal 2012 and around 7% for fiscal 2013. We therefore did not record a contingent liability.

Note 2 –  Significant Accounting Policies, page F-10
e) Revenue Recognition, page F-11

24.
Tell us and revise your revenue recognition policy note to state specifically how you recognize revenue from trading iron ore and also describe your collection policies for these receivables. The existing disclosure is boilerplate and provides no insight into your revenue-generating activities.

IGC response: Revenue from the trade of iron ore is recognized when the finished product is sold and meets the four criteria provided under Staff Accounting Bulletin (“SAB”) 104 in determining revenue from sales of goods. Our customers, typically, buy the finished product on a spot basis with a deposit and a 60-day payment term, or in some cases for cash on delivery. In cases where iron ore is shipped from India to a customer in China, as an example, a typical CIF contract pays 95% at the time that the ship leaves port and the remaining 5% when the iron ore passes inspection in China. Therefore 95% of the revenue is recognized first and the remaining 5% is recognized later, and can take up to 90 days. CIF contracts are guaranteed by letters of credit from the customer.

Regarding our collection policy on iron ore trading receivables, there are three types of iron ore trades: 1) Payment guaranteed through letters of credit, 2) deposit or spot payment on delivery or 3) delivery on credit. With the first type of trade: our policy for collection is to ask the customer to open a letter of credit with a bank. The typical terms of the letter of credit are that 95% of the payment is made when the material is delivered to the ship, which is verified by the bank with documents including a Bill of Lading. The remaining 5% is paid when the iron ore reaches the port of discharge. Once the material is unloaded, a CIQ or Certificate of Quality is produced using a third party to verify the quality of the iron ore.  Once this is done, the remaining 5% of the payment is released by the bank.  With the second type of trade, customers pay on delivery. If payment is not received the material is not delivered to the customer. On the third type of trade, our policy is to allow the customer to have a payment credit term of 90 days. This is typical practice in China with the larger steel mills.

We will revise our Revenue Recognition and Accounts Receivable policies by adding the information above to the respective sections as shown in our proposed amendment to Form 10-K for fiscal year ending March 31, 2013.

l) Accounts Receivable- Long-term, page F-13

25.	Tell us and revise future filings to disclose the balances of these long-term receivables and any allowance for doubtful accounts.

IGC response: For fiscal 2013 we do not have long-term receivables or any allowances for doubtful accounts. Please refer to our answers to question 12 above.

r)  Leased Mineral Rights, page F-14

26.	Please revise to disclose the amounts of costs capitalized for the leased mineral rights for the periods presented and their lease periods.

IGC response: For fiscal 2013 we had no amounts capitalized for the leased mineral rights as we had no leased mineral rights. Please see our revised disclosure to this item on our proposed amendment to Form 10-K for fiscal year ending March 31, 2013.

Note 10- Fair Value of Financial Instruments, page F-19

27.
We note from your disclosure on page F-20 that you eliminated $3,000,000 of non- current liability to the promoters of Ironman and $849,847 of deferred taxes during the year ended March 31, 2013 and you present the total of $3,849,847 as an adjustment from Ironman acquisition from the balance at the beginning of the period for intangible assets and goodwill. Please clarify why the $849,877 of deferred taxes was adjusted to reduce the intangible assets and goodwill and explain to us how the elimination of total $3,849,847 affected your purchase price allocation to the assets acquired and liabilities assumed.

IGC response: The deferred taxes of $849,877 were derived based on projected future cash flows from the acquisition of Ironman. The $3,000,000 of liability to Ironman was a contingent payment to Ironman based on the performance of Ironman in fiscal 2012 and fiscal 2013.  However, based on the performance of Ironman and the revenue and profitability, it was determined that the Company would not owe the differed taxes or the $3,000,000. The total of $3,849,847 was reduced from the purchase price of Ironman. We first reduced the goodwill associated with Ironman followed by a reduction of intangibles. The purchase allocation to assets acquired and liabilities assumed did not change, as there was enough goodwill and intangibles to accommodate the $3,849,847 of reduction.

Note 19 – Segment Information, page F-23

28.
Please revise to disclose entity-wide information as required under ASC 280-10-50-38. Specifically disclose required information about your productions and services, geographic areas and major customers.

IGC response: We propose to revise the disclosure regarding segment information by adding the information below as shown on our proposed amendment to Form 10-K for fiscal year ending March 31, 2013.

The following provides information required by ASC 280-10-50-38 Entity-Wide Information:

1) The table below shows revenue reported by product and service:

Product and Service	Revenue	% of Total Revenue
Trading	$7,192,503	90%
Construction	837,513	10%
Total	$8,030,016	100%

2(a) The table below shows the revenue attributed to the country of domicile (USA)   and foreign countries.  Revenue is attributed to an individual country if the invoice made to the customer originates in that country.  The basis for originating an invoice is the underlining agreement.

Geographic Area	Revenue	%
USA (Country of domicile)	$524,220	7%
Foreign Countries (China and India)	$7,505,796	93%
Total	$8,030,016	100%

2(b) The table below shows the long-term assets other than financial instruments held in the country of domicile and foreign countries.

	USA (country of domicile)	Foreign Countries (China and India)	Total
Intangible Assets	$0	$592,274	$592,274
Property, plant and equipment, net	0	8,184,230	8,184,230
Investments in affiliates	0	5,109,057	5,109,057
Investments-others	0	83,489	83,489
Deferred Acquisition Costs	207,338	0	207,338
Deferred Tax Assets	0	341,455	341,455
Other non-current assets	0	466,105	466,105
Total long-term assets	$207,338	$14,776,610	$14,983,948

3) For the FYE 2013 we had three customers that each accounted for over 10% of our total revenue. All three customers were involved in the iron ore trading and all these customers operate in China.

Note 22 – Impairment, page F-24

29.
We note your disclosure that during 2013 no further impairment was made on your investment in Sricon.  Please clarify whether you performed an impairment analysis during 2013, whether you received any financial information from Sricon or how you determined the fair value of your investment.

IGC response: We did not perform an impairment analysis during 2013. We entered into a memorandum of settlement with Sricon on June 21, 2012, in which we mutually agreed to receive a plot of five acres of land owned by Sricon in Nagpur against the investment. The land has an estimated value of $5.6 million, which is higher than the amount of investment in Sricon.

Note 23 – Certain Aged Receivables, page F-25

30.
Please tell us and revise future filings to disclose where the “certain aged receivables” are classified in the balance sheet.  Tell us the date that TBL won the arbitration award against the Cochin International Airport (CIA) parties.  You state that the balance of the aged receivables decreased from $2.03 million to $0.5 million in 2013.  Explain to us why the balance decreased.  Although you state there is minimal risk that the CIA parties will become insolvent and unable to pay you, it appears that they may not pay you regardless of solvency.  Tell us how you have analyzed FAS ASC 450 in determining that you have not incurred a probable loss.

IGC response: These aged receivables are included in Accounts Receivable in the Balance Sheet. TBL won the arbitration award against Cochin International Airport Ltd (CIAL) on July 22, 2009. These aged receivables were decreased from $2.03 million to $0.5 million in 2013 because we realized the arbitration award amounting to $1.5 million from National Highway Authority of India in December 2012. We believe that we will realize the arbitration award of $0.5 million and therefore there is no need for a contingency provision.

Please refer to our proposed amendment to Form 10-K for fiscal year ending March 31, 2013.

Note 25 – Subsequent Events, page F-25

31.
We would like to understand more about the background of the people who are primarily responsible for preparing and supervising the preparation of your financial statements and evaluating the effectiveness of your internal control over financial reporting and their knowledge of US GAAP and SEC rules and regulations.

We note that your board of directors recently appointed Mr. Danny Ngai as Interim Treasurer and Principal Financial and Accounting Officer. Please tell us the following:
•	What role he takes in preparing your financial statements and evaluating the effectiveness of your internal control;
•	What relevant education and ongoing training he has had specifically relating to U.S. GAAP;
•	Whether he holds and maintains any professional designations such as Certified Public Accountant (U.S.) or Certified Management Accountant; and
•
How his professional experience specifically related to preparing and/or auditing financial statements prepared in accordance with U.S. GAAP and evaluating effectiveness of internal control over financial reporting.

IGC response:

Mr. Ngai is holding this position in an interim capacity while the board conducts a search for a Treasurer and Principal Financial and Accounting Officer. Mr. Ngai is responsible for directly supervising the accounting staff in China and is directly responsible for the preparation of financial statements and evaluating the effectiveness of our internal controls.

Mr. Ngai has a Masters degree from the School of Business at the George Washington University. Between 1997 and 2004 Mr. Ngai was responsible for supervising the preparations of financial statements of a subsidiary of a Nasdaq listed company and obtained U.S.GAAP training.  More recently he attended a course, along with other staff members on U.S. GAAP and SEC reporting. Mr. Ngai is fluent in Cantonese and Mandarin and English and these skills help us bridge the communications gaps among our accounting team.

Mr. Ngai is not a CPA or a CMA.

For about five years between 1997 and 2004 he was responsible for preparing financial statements in U.S.GAAP, interfacing with auditors and evaluating effectiveness of internal control over financial reporting.  Mr. Ngai eventually rose to a position where the Chief Financial Officer reported to him. In his present capacity he is assisted by consultants who are experts in U.S.GAAP and evaluating effectiveness of internal control over financial reporting.

In addition, tell us if you have had any changes in the core finance group or the accounting firm retained to prepare your U.S. GAAP financial statements.  To the extent you have made a change since April 7, 2011, the date when you responded to comment seven of our letter dated February 25, 2011, please address the following:
What is the background of the new people involved in your financial reporting?
Do not identify people by name, but for each new person, please tell us:

a)	what role he or she takes in preparing your financial statements and evaluating the effectiveness of your internal control;
b)	what relevant education and ongoing training he or she has had relating to U.S. GAAP;
c)	the nature of his or her contractual or other relationship to you;
d)	whether he or she holds and maintains any professional designations such as Certified Public Accountant (U.S.) or Certified Management Accountant; and
e)
about his or her professional experience, including experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP and evaluating effectiveness of internal control over financial reporting.

IGC response: We have added three more people to our core accounting and finance group:

The individual who is responsible for preparation of our financial statements and evaluating the effectiveness of our internal controls, keeping of our books of account for the operating subsidiaries as well as the preparation of our financial statements in China is an accountant with 7 years of accounting experience. She is an individual with IFRS training and has been working with our U.S. GAAP consultant over the past one year to become familiar with U.S.GAAP.  She is a full time employee based in China. She has received SEC reporting and U.S GAAP training through online courses.

Our Manager of Financial Reporting and Compliance based in the U.S. is responsible for the coordination of the preparation of the financial reporting, including consolidated financial statements, as well as compliance with SEC’s reporting standards. She got her Masters of Business Administration (M.B.A.) degree from Meredith College in Raleigh, North Carolina graduating with honors. She has studied U.S. GAAP accounting and has been working with outside experts and working closely with our outside U.S. GAAP consultants and our U.S.-based Senior Accounting Advisor. She has attended and continues to attend corporate compliance, SEC requirements and other relevant seminars and workshops offered by The SEC Institute, among others. She is a full time employee.

Our U.S.-based Senior Accountant Advisor is a retired senior executive with international experience in assisting young companies. He has provided insight to top management and Board of Directors on strategic analysis and improvement of operating procedures in financial reporting and operations. He gained his experience as a senior partner at a big four accounting firm while managing practices aimed at entrepreneurs in the US and overseas (Senior Partner in Charge of the Entrepreneurial Practice). He also served as CFO for IGC in its formative stages. He is a graduate of Northeastern University class of 1966 and in 1967 was the Silver Medal Recipient from the Massachusetts Society of CPAs. He is a consultant on a monthly retainer.

If you retained a new accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, please tell us:

a)	the name and address of the accounting firm or organization;
b)	the qualifications of their employees who perform the services for your company;
c)	how and why they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;
d)	how many hours they spent last year performing these services for you; and
e)
the total amount of fees you paid to each accounting firm or organization in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent  fiscal year end.

IGC response: We have not retained a new accounting firm or other similar organization to prepare our financial statements or evaluate our internal control over financial reporting.

Exhibits 23.1 and 23.2

32.
The consents do not address the incorporation by reference to the Form S-3 of the audit reports covering the 2012 and 2013 financial statements included in the 2013 Form 10-K.  Please clarify or revise your filing to include updated consents for the Form S-3 from your auditors.

IGC response: We have revised our two auditors’ reports covering the 2012 and 2013 financial statements to include the required consents to the incorporation by reference to the Form S-3. Please see these updated reports on our proposed amendment to Form 10-K for fiscal year ending March 31, 2013.

Form 8-K Filed July 1, 2013

33.
On or about June 23, 2013, your prior auditor, ASA, advised you that the Indian subsidiaries of IGC be subjected to an Indian GAAP (IGAAP) audit contemporaneously with Form 10-K filing.” Please explain to us the reasons why your prior auditor advised you to have the IGAAP audit contemporaneously with Form 10-K filing. Explain to us how the IGAAP audit differs from the audit conducted contemporaneously with the Form 10-K filing. In addition, tell us whether you completed the 2013 audit of your subsidiaries in India and whether there were any restatements in the financial statements due to the audit.

IGC response: Our previous auditor was Yoganandh & Ram (“Y&R”). They audited the company through fiscal year ended March 31, 2012. We appointed an interim auditor ASA & Associates (“ASA”) that did not complete the audit. AJSH & Company (“AJSH”) replaced Y&R and completed the audit for fiscal year ended March 31, 2013.

Since fiscal 2008, the company followed a policy of completing the U.S. GAAP audit before the IGAAP audits, as the due dates and statutory auditors are different. It is not possible for us to complete the IGAAP audit before or contemporaneously with the U.S. GAAP audit unless we appoint the same auditor to do both.

In previous years the firms that conducted the U.S. GAAP audit and the IGAAP audits had a close working relationship and exchanged information. However, as ASA was new, and out of an abundance of caution, they insisted that we complete the IGAAP audits contemporaneously with the U.S. GAAP.  In other engagements they were used to doing both audits as their firm does both IGAAP and U.S. GAAP audits. We did not want to change IGAAP auditors. We consulted with the statutory IGAAP auditors and asked them to finish the IGAAP audits, but they were busy with prior commitments to other companies’ audits and could not engage in the IGAAP audits.  AJSH has a close working relationship with our IGAAP auditors in India and were comfortable exchanging information. AJSH was also comfortable, as was Y&R, to let the IGAAP audits be completed after the U.S. GAAP audits.

There are several major differences in the IGAAP and USGAAP audits.  In our case, for example, the IGAAP currently shows a substantially higher Property, Plant and Equipment (“PP&E”) than the U.S. GAAP. This is because of the difference in depreciation methodology. Also, there are several accounts receivables in IGAAP that have been written off in U.S. GAAP, for example an intercompany loan between TBL and Sricon.

We completed the IGAAP audits for fiscal year ended March 31, 2013 and there were no restatements as a result of the audits.

Closing

IGC acknowledges that:

•	It is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	IGC may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

ss:	India Globalization Capital, Inc.
Ram Mukunda Chief Executive Officer and President (Principal Executive Officer)

cc:       Mr. John Coleman, SEC
Mr. Steve Lo, SEC
Ms. Nasreen Mohammed, SEC
Ms. Suzanne Krudys, Esq.